Exhibit 99.1

2017-10-02

PRESS RELEASE

Nexttobe Extends Loan to Oasmia Pharmaceutical

Uppsala, Sweden, October 2, 2017 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology announced today that Nexttobe AB has extended its loan to the company.

The current loan from Nexttobe amounts to MSEK 102.4 and was due on September 30, 2017. Interest which was due for the current loan will be paid to Nexttobe. The new loan replaces the current at due date and is due for payment on May 30, 2018. The interest for the new loan is set at 8.5%.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on 2 October 2017.